U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
SEC File Number 333-118993

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K  [x] Form 10-Q
[ ] From N-SAR For Period Ended:   [ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant
   - Genesis Electronics Group, Inc.
Former Name if Applicable
Address of Principal Executive Office
 (Street and Number)
 - 5555 Hollywood Blvd., Suite 303
City, State and Zip Code
  -  Hollywood, FL 33021

PART II
RULES 12B-25 (B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE) (A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE; [ ]

(B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM 10-K, FORM 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND [x]

(C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE. [ ]



PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20- F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its quarterly report on Form 10-Q in a timely manner without unreasonable effort or expense because the registrant needs additional time to complete its report and allow for the review of the report by its certified registered public accounting firm. Management has been working diligently to complete the Form 10-Q and anticipates that the report will be filed no later than the fifth calendar day following the prescribed due date.


               PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jody M. Walker               (303)      850-7637
     (name)               (Area Code) (Telephone #)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? if the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [ ] Yes [x] No   If so: attach an explanation of the anticipated
change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Genesis Electronics Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 2011

By: /s/ M. Thomas Makmann
------------------------------
M. Thomas Makmann
Chief Executive Officer